September 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph Klinko, Lily Dang, Claudia Rios and Irene Barberena-Meissner

Re:	Atlas Critical Minerals Corporation
Registration Statement on Form F-1
Filed September 15, 2025
File No. 333-290242

Ladies and Gentlemen:

This letter is submitted on behalf of Atlas Critical Minerals Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 24, 2025 (the “Staff Letter”) with respect to the Company’s Registration Statement on Form F-1 submitted to the Commission on September 15, 2025 (the “Registration Statement”).

We are concurrently submitting Amendment No. 1 to the Registration Statement (the “Amendment “) which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Registration Statement on Form F-1

Capitalization, page 33

1.	We note that your disclosure in the pro forma as adjusted column of 3,564,843 common shares, which have been adjusted for the effect of the reserve stock split, does not correspond with disclosure in the last paragraph that “the number of common shares outstanding after completion of this offering is based on 2,764,843 shares…and excludes…the effect of the proposed reverse stock split”. Please revise the disclosure inconsistency or explain the difference.

Response:

The Company respectfully acknowledges the Staff’s comment as well as the error. As a result, the last sentence of the paragraph “the effect of the proposed Reverse Stock Split” has been removed from the Amendment, as the numbers were adjusted to reflect the reverse stock split.

Dilution, page 34

2.

We note you disclosed that if the underwriters exercise their option to purchase additional common shares in full, the net tangible book value after this offering would be $10,971,753 or $2.94 per share. These two amounts appear to be based on the underwriters’ purchase of 168,000 common shares and $1.6 million incremental net proceeds, which are inconsistent with the 120,000 common shares and $1.1 million incremental net proceeds disclosed on page 9. Please revise or explain the difference.

Please revise the last paragraph to state the correct number of common shares outstanding after completion of this offering, which appears to be 3,564,843 instead of 2,764,843. Additionally, disclose to clarify the number of shares used in calculating your pro forma net tangible book value of $0.78 per share, and your adjusted pro forma net tangible book value of $2.62 per share.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the disclosure on page 34 of the Amendment to adjust the net tangible book value after the offering was executed to reflect the additional 120,000 instead of 168,000 and $1.1 million instead of $1.6 million.

With respect to last paragraph, the disclosure was amended to reflect that the number of shares of our common stock outstanding after the completion of the offering will be 3,564,843, which is based on 2,764,843 shares of our common stock outstanding as of September 9, 2025, plus 800,000 shares of common stock proposed to be issued in the offering.

With respect to the pro forma net tangible book value per share, it is based on 2,764,843 outstanding shares of common stock as of September 9, 2025 and text was added to the Amendment to clarify the disclosure.

Regarding the adjusted pro forma net tangible book value per share, the disclosure is based on 3,564,843 outstanding shares of common stock after consummation of the offering. Additional disclosure has been added to the Amendment to clarify the discrepancy.

Major Shareholders, page 113

3.	We note that your disclosure on this page of 3,732,843 common shares outstanding immediately after the offering, including 168,000 common shares if the underwriters exercise their option to purchase additional shares in full, does not correspond with the respective 3,684,843 and 120,000 common shares on page 9. Please revise or explain the difference.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the disclosure referenced above has been adjusted to reflect 3,684,843 shares of our common stock outstanding immediately after consummation of the offering, after giving effect to the exercise in full of the option by the underwriters.

We have also included the financial statements for the period ended June 30, 2025, and related disclosure.

As indicated in a conversation with Claudia Rios on September 23, 2025, the Company’s objective is to clear all staff comments and request acceleration on or around October 8, 2025. As a result, we would greatly appreciate the assistance of the Staff in clearing all comments and achieving the Company’s objective in meeting its timeline.

* * *

Should the Staff have any questions or require any additional information, please do not hesitate to contact the undersigned at 619-272-7062, or Jack Kennedy 619-272-7064.

Sincerely,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation

cc:	Marc Fogassa Chairman and Chief Executive Officer Atlas Critical Minerals Corporation